Filed by Max Capital Group Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Harbor Point Limited

Commission File No.: 132-02706

Max Capital Group and Harbor Point Agree to Merger of Equals

Complementary merger of equals will create Alterra Capital Holdings Limited, a global P&C insurance and reinsurance company

Combination will provide greater scale and enhanced financial strength, with a diversified and balanced book of business

HAMILTON, Bermuda–March 3, 2010–Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) (“Max”) and Harbor Point Limited (“Harbor Point”), a privately held company, announced today that the boards of directors of both Max and Harbor Point have unanimously approved a definitive amalgamation agreement for a merger of equals. The combined company will be renamed and rebranded as Alterra Capital Holdings Limited (“Alterra”) and after the consummation of the merger will trade on the NASDAQ Global Select market under the symbol ALTE.

Under the terms of the definitive amalgamation agreement, holders of Harbor Point common stock will each receive a fixed exchange ratio of 3.7769 Max common shares for each Harbor Point share. In addition, both Max and Harbor Point intend for the board of directors of the combined company to declare a special cash dividend of $2.50 per share following closing to all shareholders of the combined company (approximately $300 million in total). Following the merger, Harbor Point shareholders will own approximately 52% of the combined company on a fully diluted basis, with Max shareholders owning approximately 48%. Completion of the transaction is contingent upon customary closing conditions, including the approvals of shareholders and regulatory approvals and notices, and is expected to close in the second quarter of 2010.

Following the close of the transaction, W. Marston (Marty) Becker, Chairman and Chief Executive Officer of Max will be President and Chief Executive Officer of Alterra and serve as a Director, while John R. Berger, Director, Chief Executive Officer and President of Harbor Point will be Chief Executive Officer of Reinsurance of Alterra and Vice Chairman of the board of directors. Mr. Berger will also chair the Board’s Underwriting Committee.

The board of directors of Alterra will consist of fourteen directors, including Messrs. Becker and Berger, in addition to six directors appointed by each of Max and Harbor Point. Michael O’Reilly, Chairman of Harbor Point’s board of directors and former Vice Chairman and Chief Financial Officer of The Chubb Corporation, will be the non-executive Chairman of Alterra’s board of directors.

Mr. Becker said, “The Max – Harbor Point transaction is a true merger of equals and brings together two strong and vibrant organizations with good balance at both the Board and senior management level, and robust balance sheets to create Alterra Capital Holdings Limited, a diversified and balanced global insurance company with much greater scale, capital, and financial strength. We have chosen Alterra, “high ground,” as our new brand name, as we believe the company will be a provider of superior security for our clients – a market leader at the pinnacle of our industry. With capital of approximately $3 billion, in a market that values strength and size as a sign of franchise safety and sustainability, Alterra will be well positioned to take full advantage of profitable growth opportunities in the P&C insurance and reinsurance markets. Harbor Point brings significant intellectual capital to Alterra with a highly experienced, very well-regarded reinsurance team that writes complementary lines to Max. Success in our business is built on talented underwriters. The core of this team has a 25-year track record of profitably navigating through all phases of the underwriting cycle. I have known John Berger for years, have admired his track record, and look forward to having him as my partner in building this great company.”

Mr. Berger said, “Alterra will benefit from an exceptionally strong combination of global underwriting platforms with limited operating overlap, and outstanding management and underwriting teams. There are very few companies of Max’s size that have the diversification and global reach it enjoys. The combination of our companies will produce a highly diverse portfolio of specialty insurance and reinsurance business, including a mix of long and short-tail lines. As a result, we expect that Alterra will have less volatile underwriting results than either of its individual components, as well as more flexibility to efficiently manage capital. I have done business with Marty over a long time, most recently, as a reinsurer of Max’s insurance business. I respect what Marty and his team have built at Max and look forward to successfully growing the combined company.”

Mr. O’Reilly said, “We believe this transaction will continue to build value for the shareholders of Harbor Point and Max. Max and Harbor Point are a compelling strategic fit, with Max adding primary insurance underwriting and multiple operating platforms to Harbor Point’s deep expertise in the reinsurance market. The companies have similar underwriting cultures and an opportunistic approach to the markets.”

Strategic and Financial Attributes of Alterra Capital Holdings Limited

The combination of Max and Harbor Point is expected to create significant benefits for the shareholders of both companies, and to provide a firm foundation for strong financial performance going forward.

Stronger capital base: Alterra is expected to have approximately $3 billion in equity and minimal financial leverage, enhancing financial flexibility.

Deep and proven expertise: The combination of Max and Harbor Point brings together seasoned and accomplished teams with limited overlap and with strong records of producing profitable business in diverse specialty insurance and reinsurance lines. The result is an extraordinary level of talent that should enable Alterra to perform well through market cycles.

Global platform and balanced, diversified business: Major operating platforms in Bermuda, Europe, the U.S., Latin America, and at Lloyd’s are expected to write a balanced portfolio of insurance and reinsurance business. Max and Harbor Point each have significant exposure to both long-tail and short-tail lines, and, after the combination, Alterra is expected to write approximately 50% long-tail and 50% short-tail business.

Organizational Structure and Major Shareholders

Alterra will serve as the Bermuda-based holding company for the existing global specialty insurance and reinsurance operating subsidiaries of Max and Harbor Point following closing. Upon closing or as soon as practicable thereafter, these entities will be rebranded with the Alterra name. Going forward, it is anticipated that, with the exception of reinsurance written at Lloyd’s, all the reinsurance business of the group will be written by Alterra Reinsurance Limited and Alterra Reinsurance USA Inc., formerly the Harbor Point reinsurance companies.

Moore Holdings LLC, and certain of its affiliates, the founders and largest shareholders of Max, and Trident III, L.P. and Trident III Professionals Fund, L.P., founders of Harbor Point, along with certain other Harbor Point shareholders, have agreed to vote in favor of the amalgamation. Additional details on the amalgamation are posted on the websites of Max and Harbor Point, at www.maxcapgroup.com and www.harborpoint.com, respectively.

Advisors

BofA Merrill Lynch acted as financial advisor to Max and Akin Gump Strauss Hauer & Feld LLP and Conyers Dill & Pearman as legal counsel. For Harbor Point, Willis Capital Markets & Advisory acted as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP and Appleby as legal counsel.

Conference Call and Webcast

Max and Harbor Point will conduct a joint investor conference call on March 4, 2010 at 8:00 a.m. Eastern Time to discuss the merger with interested investors and shareholders.

On the call, Max will be represented by Chairman and Chief Executive Officer, W. Marston (Marty) Becker, and Executive Vice President and Chief Financial Officer, Joe Roberts. Harbor Point will be represented by Director, Chief Executive Officer and President, John Berger, and by Chief Financial Officer, Andrew Cook.

The details of the call are as follows:

Date: March 4, 2010

Time: 8:00 a.m. Eastern Time

Toll-free number (U.S. callers): 1-866-831-6247

International callers: 1-617-213-8856

Access code (all participants): 48743977

Please dial in five to ten minutes prior to the start of the call.

In addition, interested persons may listen to the call via the websites of Max or Harbor Point, at www.maxcapgroup.com or www.harborpoint.com, respectively.

If you are unable to participate in the “live” call, a replay will be available from approximately 11:00 a.m. Eastern Time on March 4, 2010 until April 4, 2010. To listen to the replay, U.S.-based callers may dial 1-888-286-8010; international callers may use 1-617-801-6888; the access code for the replay is 90797377.

About Max Capital Group Ltd.

Operating from offices in Bermuda, Ireland, the U.S., Latin America, and at Lloyd’s, Max Capital Group Ltd. is a global enterprise dedicated to providing diversified specialty insurance and reinsurance products to corporations, public entities, property and casualty insurers, and life and health insurers.

About Harbor Point Limited

Harbor Point Limited is a Bermuda-based holding company with property and casualty reinsurance operations in Bermuda, the U.S. and the UK.

Source: Max Capital Group Ltd. and Harbor Point Limited

Max Capital Group Ltd.

Susan Spivak Bernstein, 1-212-898-6640

Senior Vice President

susan.spivak@maxcapservices.com

or

Kekst and Company

Roanne Kulakoff or Peter Hill, 1-212-521-4800

roanne-kulakoff@kekst.com / peter-hill@kekst.com

Harbor Point Limited

Gayle Gorman, 1-441-294-6743

Senior Vice President

gayle.gorman@harborpoint.bm

or

Kekst and Company

Sofia Mata-Leclerc, 1-212-521-4800

sofia-mata@kekst.com

Cautionary Note Regarding Forward-Looking Statements:

This press release includes statements about future economic performance, finances, expectations, plans and prospects of Max and Harbor Point, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results of Max, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Max with the Securities Exchange Commission (“SEC”) and, in the case of Harbor Point, please refer to its Annual Report for the year ended December 31, 2009 posted on its website at www.harborpoint.com. These documents are also available free of charge, in the case of Max, by directing a request to Max through Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations, at 441-295-8800 and, in the case of Harbor Point, by directing a request to Gayle Gorman, Senior Vice President, at 441-294-6743. Neither Max nor Harbor Point undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on Max’s or Harbor Point’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by Max, Harbor Point or any other person that Max’s or Harbor Point’s objectives or plans, both individually and on a consolidated basis, will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding expectations; (b) the adequacy of loss reserves and the need to adjust such reserves as claims develop over time; (c) the failure of any of the loss limitation methods the parties employ; (d) any lowering or loss of financial ratings of any wholly owned operating subsidiary; (e) the effect of competition on market trends and pricing; (f) cyclical trends, including with respect to demand and pricing in the insurance and reinsurance markets; (g) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere; and (h) other factors set forth, in the case of Max, in its recent reports on Form 10-K, Form 10-Q and other documents of Max on file with the SEC and, in the case of Harbor Point, in its Annual Report for the year ended December 31, 2009 posted on its website at www.harborpoint.com.

Risks and uncertainties relating to the proposed amalgamation include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed amalgamation may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Max or Harbor Point or its respective directors and officers following the announcement of the proposed amalgamation is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the amalgamation, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Max with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.

Additional Information about the Proposed Amalgamation and Where to Find It:

This press release relates to a proposed amalgamation between Max and Harbor Point that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Max with the SEC. This press release is not a substitute for the joint proxy statement/prospectus that Max will file with the SEC or any other document that Max may file with the SEC or Max or Harbor Point may send to its shareholders in connection with the proposed amalgamation. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED AMALGAMATION. All documents, when filed, will be available in the case of Max, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Max through Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations, at 441-295-8800 and, in the case of Harbor Point, by directing a request to Gayle Gorman, Senior Vice President, at 441-294-6743.

Participants in the Solicitation:

Max and its directors and executive officers may be deemed to be participants in any solicitation of Max’s shareholders in connection with the proposed amalgamation. Information about Max’s directors and executive officers is available in the proxy statement dated September 9, 2009 for Max’s 2009 annual meeting of shareholders.

John Berger, Chief Executive Officer and President, and Andrew Cook, Chief Financial Officer, of Harbor Point, may also be deemed to be participants in any solicitation of Max’s shareholders in connection with the proposed amalgamation. Information about Mr. Berger and Mr. Cook will be available in a Form 8-K to be filed by Max on March 4, 2010 with the SEC.